UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod 71111, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following is a summary description of the Registrant’s ordinary shares under its Amended and Restated Articles of Association, which is being filed to update information that is incorporated into the Registrant’s existing and future registration statements filed under the Securities Act of 1933, as amended:

Dividend and Liquidation Rights. All holders of paid-up ordinary shares of the Registrant have an equal right to participate in a distribution of (i) dividends, whether by cash, by distribution of specific assets or by bonus shares; (ii) the Registrant’s assets; and (iii) the Registrant’s surplus assets upon winding up, all pro rata to the nominal value of the shares held by them.

The Board of Directors is the organ authorized to decide upon the distribution of dividends or bonus shares from the Registrant’s accrued profits.

Voting, Shareholders’ Meetings, Notices and Resolutions. Holders of paid-up ordinary shares have one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors.

An Annual General Meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual meeting) and at such place as may be determined by the Board of Directors. The Board of Directors may, at any time, convene Extraordinary General Meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing of (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Registrant; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Registrant. Where the Board of Directors is required to convene an extraordinary meeting, it shall do so within 21 days of the requisition being submitted.

Two or more members present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33 1/3%) of the total voting power attached to the Registrant shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum (and provided that it was not convened due to the requisition of certain shareholders), one or more shareholders, holding not less than thirty three and one third percent (33 1/3%) of all the outstanding voting power attached to the ordinary shares, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum.

A resolution shall be deemed adopted if the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by law or set forth in the Articles from time to time.

The Israeli Companies Law, 1999 , which we refer to as the Companies Law, requires that certain transactions, actions and arrangements be approved by shareholders, including (i) arrangements with a director as to the terms of his office and compensation and arrangements for insurance, exemption and indemnity of directors; (ii) certain Extraordinary Transactions (as defined in the Companies Law) of the Registrant with its controlling shareholders or any Extraordinary Transaction in which a controlling shareholder has a personal interest; (iii) certain private placements; and (iv) any action or Extraordinary Transaction in which the majority of the members of the Board of Directors have a personal interest.

Each shareholder registered in the Register of Members is entitled to receive at least a 21 day prior notice of a general meeting of shareholders. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting. For purposes of determining the shareholders entitled to notice and to vote, the Board of Directors may fix a record date subject to the provisions of the law. Currently, Israeli law provides that the record date not be any earlier than 40 days prior to the meeting.

Transfer of Shares. Fully paid ordinary shares may be transferred freely. The transfer of shares held by a registered shareholder shall be made in writing. The transfer of ordinary shares not fully paid up, or subject to any lien or pledge, requires the approval of the Board of Directors.

Modification of Rights Attached to Shares. In order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a General Meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of the voting power participating in such meeting. The provisions of the Articles relating to General Meetings of the Registrant’s shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class. For this purpose, the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or any other class.

Election of Directors. The Registrant’s directors are elected annually at a General Meeting of shareholders and remain in office until the next Annual Meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors. Pursuant to the Companies Law, shareholders of publicly traded companies must appoint at least two external directors to serve on their Board of Directors and Audit Committee, and their service term is three years.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ David Reis —————————————— David Reis President and Chief Executive Officer

Dated: June 27, 2007